FORM 11-K – For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 001-15925

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

COMMUNITY HEALTH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware

13-3893191

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

155 Franklin Road, Suite 400 Brentwood, Tennessee

37027

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	(615) 373-9600

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

Schedules other than that listed above have been omitted due to the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Retirement Committee of Community Health Systems, Inc. 401(k) Plan
Brentwood, Tennessee

We have audited the accompanying statements of net assets available for benefits of Community Health Systems, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the 2003 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
June 25, 2004

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
Investments:
Investments	$132,043,315	$80,839,363
Participant notes receivable	2,728,993	2,093,309
Total investments	134,772,308	82,932,672

Receivables:
Participant contributions	1,101,851	901,558
Employer matching contribution	6,498,968	5,475,028
Total receivables	7,600,819	6,376,586

TOTAL ASSETS	142,373,127	89,309,258

LIABILITIES
Forfeitures in suspense	141,610	115,389
Participant paid fees	103,460	89,509
Excess participant contributions	78,095	171,076

TOTAL LIABILITIES	323,165	375,974

NET ASSETS AVAILABLE FOR BENEFITS	$142,049,962	$88,933,284

See notes to financial statements.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Additions (deductions) to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$22,846,488	$(14,256,387)
Interest	117,171	132,896
Dividends	1,778,519	1,474,999
Total investment income (loss)	24,742,178	(12,648,492)

Contributions:
Participant	31,222,609	24,361,934
Employer basic	—	348,500
Employer matching	6,498,968	5,485,195
Total contributions	37,721,577	30,195,629

Total additions	62,463,755	17,547,137

Deductions from net assets attributed to:
Benefits paid to participants	8,737,365	5,172,246
Forfeitures in suspense	141,610	115,389
Participant paid fees	390,007	334,942
Excess participant contributions	78,095	582,855

Total deductions	9,347,077	6,205,432

Net increase	53,116,678	11,341,705

Net assets available for benefits:
Beginning of year	88,933,284	77,591,579
End of year	$142,049,962	$88,933,284

See notes to financial statements.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.                      DESCRIPTION OF THE PLAN

General.  Effective February 1, 1987, Community Health Investment Corporation, a wholly-owned subsidiary of Community Health Systems, Inc. (the “Company”, the “Plan Administrator”, or “CHS”), adopted and approved the creation of the Community Health Systems, Inc. 401(k) Plan, (the “Plan”).  Subsequently, the Plan was adopted by the Company and its wholly-owned and majority-owned subsidiaries.  The Plan and related trust are maintained for the exclusive benefit of the Plan participants, and no part of the trust may ever revert to the Company, except forfeitures of any unvested portion of a participant’s “Matching Account”, which may offset future Company contributions.  Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

For those participating facilities of the Company, including the corporate offices, participation in the Plan is available to primarily all full-time employees after completion of six months of eligible service, as defined in the Plan document, or upon reaching his/her 21st birthday, whichever is later.  Company employment includes all previous service with an acquired employer.  All employees of the Company are entitled to participate except individuals covered by a collective bargaining contract and those employees covered by other retirement plans to which the Company is required to contribute.

Gateway Regional Medical Center was acquired and commenced participation into the Plan on January 1, 2002.  Helena Regional Medical Center was acquired on March 1, 2002 and commenced participation into the Plan on April 1, 2002.  Plateau Medical Center was acquired on June 30, 2002 and commenced participation into the Plan on August 1, 2002.  Lock Haven was acquired on August 1, 2002 and commenced participation into the Plan on September 1, 2002.  Salem Memorial Hospital was acquired on October 1, 2002 and commenced participation into the Plan on that date.  Lake Wales Medical Center was acquired on December 1, 2002 and commenced participation into the Plan on January 1, 2003.

Seven hospitals located in West Tennessee, which includes, Jackson Hospital, Dyersburg Hospital, Lexington Hospital, McKenzie Hospital, McNairy Hospital, Volunteer Hospital and Brownsville Hospital were acquired January 1, 2003 and commenced participation into the Plan on February 1, 2003. Pottstown Memorial Medical Center was acquired on July 1, 2003 and commenced participation into the Plan on August 1, 2003. Southside Regional Medical Center was acquired on August 1, 2003 and commenced participation into the Plan on that date. Laredo Medical Center was acquired on October 1, 2003 and commenced participation into the Plan on November 1, 2003.

Berrien County Hospital was disposed of on November 1, 2003 and ceased participation in the Plan on that date.

Administration.  The Plan is administered by the Company’s Retirement Committee of not less than three persons, all appointed by the Company’s Board of Directors. The Retirement Committee is responsible for carrying out the provisions of the Plan, including the selection of the trustee. Scudder Trust Company (“Trustee”) serves as trustee for the Plan.  The Trustee holds, invests and administers the trust assets and contributions of the Plan.

Contributions.  Eligible employees electing to participate in the Plan may make contributions by payroll deductions of 1% to 15% of basic compensation as defined in the Plan document, to the extent not exceeding Internal Revenue Service (“IRS”) imposed limitations on contributions ($12,000 for 2003 and $11,000 for 2002 Plan years).  Employee contributions beyond specific Plan thresholds are reimbursed to the participants and classified as excess participant contributions in the financial statements.  Prior to each Plan year, employer contribution percentages are determined by the Plan Administrator.  Employer matching contributions for 2003 and 2002 were 33.34% of the first 6% of eligible compensation the employee contributes to the Plan.  The employer matching contributions deposited into the participant’s accounts consisted of $6,151,215 in CHS company stock and $347,753 in cash for 2003 and $5,193,002 in CHS company stock and $292,193 in cash for 2002.

Participant Accounts.  The Retirement Committee utilizes the services of an outside firm to maintain individual accounts of each participant and record separately all activity as follows:

“The Deferred Account”	The value of participants’ employee contributions and earnings on those contributions are maintained in this account.

“The Rollover Account”	The value of any rollover contributions from another qualified plan and associated earnings are maintained in this account.

“The Matching Account”	The value of matching contributions made by the Company on behalf of participants and associated earnings are maintained in this account.

Effective July 1, 2002, a revision was made to the Plan for Easton Hospital employees.  Non-union participants in the Plan who were employed prior to July 1, 2002 received a $500 one-time start-up contribution and are eligible for an employer match of 50% of the first 6% of eligible compensation the employee contributes to the Plan.  Union employees are not eligible for any employer contributions.  All new enrollees into the Plan will be eligible for the 50% match.  The one-time start-up contribution totaled $348,000 for the year ended December 31, 2002.

Effective January 1, 2003, a revision was made to the Plan regarding Watsonville Hospital Corporation. Only highly compensated employees that are not governed by a collective bargaining agreement will be eligible.

The Plan was amended on January 1, 2003 so that effective May 12, 2003, a reporting person, defined as (a) a director, (b) the direct or indirect beneficial owner of more than 10% of any class of any equity security of the Employer which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or (c) certain officers who have been so designated registrant affiliate of the Employer, who are required to file a statement with the SEC pursuant to Section 16 of the Exchange Act, must have (i) any portion of their account invested in the CHS Company Stock Fund liquidated, and the proceeds invested in the investment options available to the Plan in accordance with their investment elections, and (ii) no portion of their account invested in the CHS Company Stock Fund.

Effective for the period beginning August 1, 2003 and ending December 31, 2003, bargaining unit employees of Pottstown Hospital Company, LLC (Pottstown Memorial Medical Center and Pottstown Coventry Medical Group) and employees who are hospital-based physicians are not eligible to participate in the Plan. Effective August 1, 2003, each employee of Pottstown Hospital Company, LLC who is a participant in the Plan is not eligible for any employer contributions. Effective January 1, 2004, each employee of Pottstown Hospital Company, LLC who is a participant in the Plan, is a highly compensated employee and is eligible to share in employer matching contributions, will be eligible to receive an employer match of 33.34% of the first 6% of eligible compensation the employee contributes to the Plan.  Also, each physician employee who is not hospital-based and non-highly compensated shall receive an employer match of 50% of the first 6% of eligible compensation the employee contributes to the Plan.

For the period beginning August 1, 2003 and ending December 31, 2003, employees of Pottstown Imaging Center, LLC shall only be eligible to participate in the Plan as to the allocation of a discretionary contribution. The employees shall receive an allocation in an amount of 3% of the participant’s compensation for the same period. The vesting of this contribution is based upon years of service: less than 5 years = 0% and 5 or more years = 100%. For the period beginning January 1, 2004 and ending December 31, 2004, each employee of Pottstown Imaging Center, LLC who is a participant in the Plan, has at least 1,000 hours of service, is a non-highly compensated employee and is eligible to share in employer matching contributions will be eligible to receive an employer match of 33.34% of the first 6% of eligible compensation the employee contributes to the Plan.

For the period beginning August 1, 2003 and ending December 31, 2004, each employee of Pottstown Clinic Company, LLC who is a participant in the Plan, has at least 1,000 hours of service, is a non-highly compensated employee and is eligible to participate in the Plan is eligible for an employer match of 50% of the first 6% of eligible compensation the employee contributes to the Plan.

For the period beginning January 1, 2003 and ending December 31, 2004 each employee of Southside Regional Medical Center, Southside School of Nursing and Southside Industrial Medicine, who is a participant in the Plan, has at least 1,000 hours of service and is eligible to share in employer matching contributions will be eligible to receive an employer match in an amount equal to:

a)                     33.34% of the first 6% of eligible compensation the employee contributes to the Plan if the participant has at least one (1) but no more than nine (9) years of service;

b)                    50% of the first 6% of eligible compensation the employee contributes to the Plan if the participant has at least ten (10) but no more than nineteen (19) years of service; and

c)                     66.67% of the first 6% of eligible compensation the employee contributes to the Plan if the participant has at least twenty (20) years of service.

On August 1, 2003, the Plan was restated to incorporate the previous amendments outlined above dating from January 1, 2002 through July 1, 2003.  No other significant modifications were made to the Plan, as restated.

Vesting.  The balance in the participants’ Deferred and Rollover Accounts is at all times fully vested and nonforfeitable.  A participant becomes 20% vested in his/her “Matching Account” after three years of service and an additional 20% for each year of service thereafter until fully vested.  A participant is credited with one year of service if he/she works 500 or more hours during the Plan year.  Termination of participation in the Plan prior to the scheduled vesting period results in forfeiture of the unvested portion of a participant’s Matching Account.  These forfeitures shall be applied to reduce the Company’s matching contribution payments made to the Plan in future periods.  Forfeitures of $323,748 and $140,289 were applied against the Company’s matching contribution payments for the years ended December 31, 2003 and 2002, respectively.

Payment of Benefits.  A participant or his/her designated beneficiary is entitled to a distribution of the total value of his/her accounts upon his/her retirement at age 65, becoming totally and permanently disabled or death.  Upon the termination of employment of a participant before reaching his/her 65th birthday for reasons other than death, he/she is entitled to receive the total value of his/her Deferred and Rollover Accounts and the vested portion of his/her Matching Account.  While the participant is employed, he/she can withdraw only in the event of financial hardship.  Such withdrawals are limited to the value of his/her Deferred and Rollover Accounts and the vested portion of his/her Matching account.  The Retirement Committee shall require a participant requesting a hardship withdrawal to submit proof which demonstrates an immediate and heavy financial need which cannot be reasonably satisfied from other resources of the participant.

Funding.  The Company shall transfer to the Trustee, as soon as practical, the full matching contribution after the close of the Plan year.

Investments Options.  Contributions to the Plan shall be invested by the Trustee according to the participant’s instruction in one or in a combination of several fund options. Participants may change their investment election or initiate transfers between funds on a monthly basis by giving notice to the Plan Administrator.

Plan Termination.  Although it has not expressed any intent to do so, the Company’s Board of Directors has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.  In the event of Plan termination, participants will become 100% vested in their respective accounts.

Participant Notes Receivable.  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund.  Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Trustee.  Interest rates range from 4.0% to 10.5% as of December 31, 2003.  Principal and interest is paid ratably through the term of the loan through payroll deductions.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting.  The Plan’s financial statements are prepared under the accrual method of accounting.

Use of Estimates.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein.  Actual results could differ from these estimates.  The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Valuation of Investments.  The Plan’s investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. The fair values of the participation units owned by the Plan in pooled separate accounts are based on a redemption value established by the Recordkeeper. The Plan’s investments in pooled separate accounts consist of investments in accounts established by the Recordkeeper solely for the purpose of investing the assets of one or more plans. Investments in collective investment funds or regulated investment companies are valued at the net asset value per share/unit on the valuation date. Short-term investments, if any, are stated at amortized cost, which approximates market value. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Expenses.  The participants of all funds are charged with expenses in connection with the purchase and sale of shares in each respective fund.  Also, the participants in the Plan are charged a per-participant administrative fee. Participants paid $376,056 and $318,842 in administrative costs to the Trustee in 2003 and 2002, respectively.  All other expenses incurred in the administration of the Plan are borne by the Company.  The Company paid $49,324 and $89,724 for Plan expenses in 2003 and 2002, respectively.

Payment of Benefits.  Benefits are recorded when paid.

3.                      TAX STATUS

The Plan received a determination letter dated June 16, 2004, in which the IRS stated that the Plan was in compliance with the applicable requirements of Section 401(a) and Section 501(c) of the Internal Revenue Code (“the Code”).

4.                      INVESTMENTS

Investments that represent five percent or more of the net assets available for benefits are as follows:

Investment	Fair Value
December 31, 2003:
Scudder Stable Value Fund II	$18,109,177
Scudder Flg Inv Val Builder A	18,015,558
Scudder Stock Index Fund	16,044,410
CHS Company Stock Fund	14,175,644
Scudder Contrarian A	11,332,348
Scudder Fixed Income Fund A	9,407,258
Growth Fund of America - A	7,427,329
Scudder Dreman High Equity - A	6,366,347
Janus Worldwide	6,168,217
Scudder Technology - A	6,162,333

December 31, 2002:
Scudder Stable Value Fund II	$14,247,975
Scudder Total Return-A	13,124,778
Scudder Stock Index Fund	11,517,210
Scudder Income-A	8,010,780
Scudder Contrarian A	7,741,616
CHS Company Stock Fund	5,928,244

The following schedule presents the net appreciation (depreciation) in fair value for each significant class of investment for the years ended December 31, 2003 and 2002:

	2003	2002
Mutual funds	$15,772,874	$(9,637,670)
Common/collective trust funds	3,444,251	(3,181,076)
CHS Company Stock Fund	3,629,363	(1,437,641)
	$22,846,488	$(14,256,387)

5.                      SUBSEQUENT EVENTS

The First Amendment to the Plan was effective on January 1, 2004 to redefine the “Formula for Determining Employer Contributions”, to increase the maximum elective deferral percentage available under the Plan and to allow catch-up contributions.  The above amendments were effective on the same date. The “Formula for Determining Employer Contributions” was amended to read: The Employer may allocate in its sole discretion and in a non-discriminatory manner a different matching contribution for the Plan Year to participants at each of its different facilities, as amended time to time by the Plan Administrator. The amendment also increased the maximum elective deferral percentage from 15% to 25%. Also, employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the calendar year shall be eligible to make catch-up contributions. To make catch-up contributions, the employee must contribute the maximum available to the employee through regular 401(k) deductions.

The Second Amendment to the Plan was effective on January 1, 2004 to allow for installment and other forms of distribution of benefits.  The amendment was effective on the same date. The Plan Administrator, pursuant to the election of the participant, shall direct the Trustee to distribute to a participant or such participant’s beneficiary any amount to which the participant is entitled under the Plan in one or more of the following methods: a) one lump sum cash payment; b) partial cash payments; or c) partial cash payments over a period certain in monthly, quarterly, semi-annual or annual installments. The period over which such payment is to be made shall not extend beyond the participant’s life expectancy (or the life expectancy of the participant and the participant’s designated beneficiary).

******

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	Scudder Investments	Scudder Stable Value Fund II	$18,109,177
*	Scudder Investments	Scudder Fixed Income Fund A	9,407,258
*	Scudder Investments	Scudder Flg Inv Val Builder A	18,015,558
*	Scudder Investments	Scudder Stock Index Fund	16,044,410
*	Scudder Investments	Scudder-Dreman Hi Return Equity A	6,366,347
*	Scudder Investments	Scudder Global Discovery A	4,107,243
*	Scudder Investments	Scudder Technology A	6,162,332
*	Scudder Investments	Scudder Contrarian A	11,332,348
	Franklin Templeton	Franklin Small-Mid Cap Growth A	3,803,797
*	Scudder Investments	Scudder Mid Cap Fund - A	3,405,679
	Capital Research and Management Company	Growth Fund of America - A	7,427,329
	Allianz Dresdner Asset Mgt of America	Pimco PEA Renaissance - A	1,103,459
	Janus	Janus Worldwide Fund	6,168,217
	Credit Suisse Asset Mgt, LLC	CS Small Cap Value A	502,975
*	Scudder Investments	Scudder Pathway Conservative - A	1,250,143
*	Scudder Investments	Scudder Pathway Growth - A	2,073,991
*	Scudder Investments	Scudder Pathway Moderate - A	2,587,408
*	Community Health Systems, Inc. (CHS)	CHS Stock Fund	14,175,644
*	Various participants	Participant notes receivable with interest rates ranging from 4.0% to 10.5% and maturities ranging from January 3, 2004 to August 29, 2014.	2,728,993
			$134,772,308

*                 Identified party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

Date: June 28, 2004	By:	/s/ WAYNE T. SMITH
Wayne T. Smith
Chairman of the Board President and Chief Executive Officer

Date: June 28, 2004	By:	/s/ W. LARRY CASH
W. Larry Cash
Executive Vice President, Chief Financial Officer and Director

Date: June 28, 2004	By:	/s/ T. MARK BUFORD
T. Mark Buford
Vice President and Corporate Controller

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm